UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FSI LOW BETA ABSOLUTE RETURN FUND

(Name of Subject Company (Issuer))

FSI LOW BETA ABSOLUTE RETURN FUND

(Name of Filing Person(s) (Issuer))

Units of Beneficial Interest

(Title of Class of Securities)

30290V107

(CUSIP Number of Class of Securities)

Matthew Beck

C/O Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

 (513)-346-4190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Edward Lawrence

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7182

June 1, 2020

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,547,881.25 (10% of 3/31/2020) NAV)(a)	Amount of Filing Fee: $330.71 (b)

(a)	Calculated as the aggregate maximum value of Units being purchased.

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET

●	FSI Low Beta Absolute Return Fund (the “Fund”) is offering to purchase units of beneficial interest in the Fund (“Units”) from unitholders of the Fund (“Unitholders”) in an amount up to ten percent (10%) of the Fund’s net asset value (“Offer”). The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.

●	The net asset value of the Units will be calculated for this purpose as of September 30, 2020 or, if the Offer is extended, as of such later date as the Fund’s Board of Trustees (each a “Trustee”) and collectively, the “Board”) shall determine (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

●	Unitholders may tender all of their Units or any portion of their Units (defined as a specific dollar value or as a number of Units). Each Unitholder that tenders Units that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Unitholder to a payment in cash equal to one hundred percent (100%) of the unaudited net asset value of the Units, less any applicable repurchase fee (the “Payment”). The Payment will be made within ninety (90) calendar days after the Valuation Date or, if the Fund has requested withdrawal of its capital from Private Funds (as that term is defined in the Fund’s prospectus, as may be amended from time to time (the “Prospectus”)) to fund the purchase of Units, within ten (10) business days after receipt of at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from the Private Funds, whichever is later.

●	If the Fund accepts the tender of all or a portion of a Unitholder’s Units, the Fund will make payment for the Units it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of securities and portfolio assets held by the Fund, or borrowings. The Fund does not currently intend to use borrowings to pay for the purchase of Units pursuant to the Offer.

●	A tender of Units for which the Valuation Date occurs within one (1) year (i.e., three hundred and sixty-five (365) calendar days or less) of the Unitholder’s purchase of such Units (calculated on a first-in, first-out basis) shall be subject to a fee equal to two percent (2.00%) of the net asset value of such Units purchased by the Fund, payable to the Fund (the “Repurchase Fee”).

●	The Offer expires at 11:59 P.M., Eastern Time, on June 30, 2020 or any later date corresponding to an extension of the Offer (in each case, the “Expiration Date”). Responses to the Offer received by the Fund or its designated agent after the Expiration Date will be void.

Prior to this time, Unitholders have the right to change their minds and withdraw tenders of their Units. Unitholders will also have the right to withdraw tenders of their Units at any time after forty (40) business days from the commencement of the Offer if their Units have not yet been accepted for purchase by the Fund on or before that date.

●	If a Unitholder would like the Fund to purchase all of its Units or any portion of its Units, it should complete, sign and either: (a) mail or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax it to the Fund at 1-513-587-3438, so that it is received before 11:59 P.M., Eastern Time, on the Expiration Date. IF THE UNITHOLDER ELECTS TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN TIME ON THE EXPIRATION DATE. The value of Units is expected to change between March 31, 2020 (the last time prior to the date of this filing as of which the Fund’s net asset value was calculated) and the Valuation Date. Unitholders may obtain the net asset value of their Units, which the Fund calculates monthly, by contacting the Fund at 1-877-379-7380 or at one of the addresses or the fax number listed above, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

If Unitholders tender for purchase more Units than the Fund is offering to purchase during the offering period, the Fund will purchase only a pro rata portion of the Units tendered by each Unitholder.

●	Please note that just as each Unitholder has the right to withdraw the tender of its Units, the Fund has the right to cancel or amend the Offer or postpone the acceptance of Units tendered for purchase thereunder at any time before 11:59 P.M., Eastern Time, on the Expiration Date. Also realize that although the Offer expires on Expiration Date, a Unitholder that tenders all or a portion of its Units will remain a Unitholder in the Fund with respect to the Units tendered notwithstanding the Fund’s acceptance of the Unitholder’s Units for purchase through the Valuation Date. Accordingly, the value of tendered Units remains subject to the investment risks of the Fund as set forth in the Prospectus until the Valuation Date.

ITEM 2.	ISSUER INFORMATION

(a) The name of the issuer is FSI Low Beta Absolute Return Fund. The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. Units are registered under the Securities Act of 1933, as amended. The principal executive office of the Fund is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-877-379-7380.

(b) The title of the securities that is the subject of the Offer is units of beneficial interest or portions thereof in the Fund. As of the close of business on April 1, 2020, there were approximately 271,922 outstanding Units and the net asset value of the Fund was approximately $22,971,942 (based on the net asset value of those Units). Subject to the terms set forth in the Offer, the Fund will purchase Units from Unitholders in an amount up to 10% of the Fund’s net asset value as of the Valuation Date that are tendered by Unitholders and not withdrawn as described above in Item 1.

(c) Units are not traded in any market, and the transfer thereof is strictly limited by the terms of Prospectus and the Fund’s Amended and Restated Agreement and Declaration of Trust dated April 2, 2013 (the “Trust Instrument”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is FSI Low Beta Absolute Return Fund. The Fund’s principal executive office is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-877-379-7380. The investment adviser of the Fund is Financial Solutions, Inc. (the “Adviser”). Gary W. Gould is the Adviser’s sole principal. The principal executive office of the Adviser is located at 320 South Boston, Suite 1130, Tulsa, OK 74103 and its telephone number is 1-918-585-5858. Meritage Capital, LLC is a sub-adviser to the Fund (“Meritage”). Meritage’s principal executive office is located at 500 West 2nd Street, Suite 1850, Austin, TX 78701 and its telephone number is 1-512-637-9700. Pluscios Management LLC is also a sub-adviser to the Fund (“Pluscios”, together with Meritage, each a “Sub-Adviser”). Pluscios’ principal executive office is located at 1603 Orrington Avenue #750, Evanston, IL 60201 and its telephone number 1-224-420-7040. The Fund’s Trustees are Gary W. Gould, Carol Befanis O’Donnell and William S. Reeser. The Fund’s Principal Executive Officer, the Principal Financial Officer and the Chief Compliance Officer are Gary W. Gould, Theresa M. Bridge and Martin R. Dean, respectively. The address of the Trustees and the officers is C/O FSI Low Beta Absolute Return Fund, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246.

H. A. and Mary K. Chapman Charitable Trust, 6100 S Yale Avenue, Suite 1816, Tulsa, OK 74136, owns more than twenty-five (25%) of the Fund’s outstanding Units. Together, Vernon Investment Fund, LLC A and Vernon Investment Fund, LLC B, 110 W 7th Street, Suite 1000, Tulsa, OK 74114 also own more than twenty-five (25%) of the Fund’s outstanding Units. Unitholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Unitholders of the Fund.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the terms set forth in the Offer, the Fund will purchase Units, in an amount up to 10% of the Fund’s net asset value as of the Valuation Date, that are tendered by Unitholders before 11:59 P.M., Eastern Time, on the Expiration Date. The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.

(ii) The purchase price of Units tendered to and accepted by the Fund for purchase will be their net asset value as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Unit equals that net asset value divided by the number of the then issued and outstanding Units.

A tender of Units for which the Valuation Date occurs within one (1) year (i.e., three hundred and sixty-five (365) calendar days or less) of the Unitholder’s purchase of such Units (calculated on a first-in, first-out basis) shall be subject to a fee equal to two percent (2.00%) of the net asset value of the Units purchased by the Fund, payable to the Fund.

Unitholders may tender all or a portion of their Units (defined as a specified dollar value or as a number of Units). If the Fund accepts all or a portion of a Unitholder’s tendered Units, the Fund will issue to the Unitholder a non-interest bearing, non-transferrable promissory note promptly after the Expiration Date. The Note will be held for the Unitholder by Ultimus Fund Solutions, LLC, the Fund’s administrator, fund accountant and transfer agent and will entitle the Unitholder to be paid a cash amount equal to one hundred percent (100%) of the net asset value of such Unitholder’s purchased Units determined as of the Valuation Date, less any applicable Repurchase Fee due to the Fund within ninety (90) calendar days after the Valuation Date or, if the Fund has requested withdrawal of its capital from any Private Funds to fund the purchase of Units, within ten (10) business days after receipt of at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from the Private Funds, whichever is later.

(iii) The Offer is scheduled to expire at 11:59 P.M., Eastern Time, on the Expiration Date.

(iv) Not applicable.

(v) The Fund reserves the right to extend the period of time during which the Offer is pending by notifying Unitholders of such extension. The purchase price of Units tendered by any Unitholder will be the net asset value thereof as of September 30, 2020 if the Offer expires on the initial Expiration Date or, if the Offer is extended, as of such later date as the Board shall determine. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer as described in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; or (b) amend or postpone the acceptance of Units as described in Sections 3 and 7 of the Offer. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open and will promptly notify Unitholders.

The Fund also reserves the right to adjust the Valuation Date as a result of any extension or amendment of the Offer. Accordingly, the purchase price of Units accepted for purchase by the Fund will be the net asset value thereof as of September 30, 2020 if the Offer expires on the initial Expiration Date or, if the Offer is extended, as of such later date as the Board shall determine.

There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone the acceptance of tenders pursuant to the Offer.

(vi) A tender may be withdrawn at any time before 11:59 P.M., Eastern Time on the Expiration Date, and if such Units have not yet been accepted for purchase by the Fund, at any time after forty (40) business days from the commencement of the Offer.

(vii) Unitholders wishing to tender Units pursuant to the Offer should send a completed and executed Letter of Transmittal by either: (a) mail to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax to the Fund at 1-513-587-3438. A Unitholder electing to fax a Letter of Transmittal to the Fund must also send or deliver the original completed and executed Letter of Transmittal to the Fund promptly thereafter.

Unitholders may obtain month-end net asset value information, which the Fund calculates based on pricing information received from third party vendors and, with respect to Private Funds, information received from the Private Funds, until the expiration of the Offer, by contacting the Fund at the telephone number or one of the addresses set forth on page ii, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

Any Unitholder tendering Units pursuant to the Offer may withdraw its tender as described in ITEM 4(a)(1)(vi) above. To be effective, any notice of withdrawal of a tender must be timely received by the Fund by: (a) mail to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC, at PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax to the Fund at 1-513-587-3438, so that it is received no later than the Expiration Date. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, the Units may be tendered again prior to the Expiration Date by following the procedures set forth above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered when it gives written notice to the tendering Unitholder of its election to purchase such Unitholder’s Units.

(ix) If the number of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 is less than or equal to ten percent (10%) of the Fund’s net asset value as of the Valuation Date, the Fund will, subject to the terms of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone the acceptance of tenders made pursuant to the offer, as provided in Section 7 of the Offer. If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 is equal to more than ten percent (10%) of the Fund’s net asset value as of the Valuation Date, the Fund will purchase only a pro rata portion of the Units tendered by each Unitholder.

(x) The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Unitholders that do not tender Units. Unitholders that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments. The Fund believes, however, that this result is unlikely. To raise the necessary cash to purchase Units pursuant to the Offer, the Adviser expects to minimize Fund portfolio changes by liquidating portfolio assets on a pro rata basis to the extent possible given applicable Private Fund liquidity restrictions and withdrawal notification requirements. The liquidation of Fund investments, including but not limited to Private Funds, earlier than the Adviser and/or a Sub-Adviser would otherwise have liquidated such holdings may potentially result in losses or increased investment related expenses of the Fund. A reduction in the aggregate assets of the Fund may also result in Unitholders that do not tender Units bearing higher costs to the extent that certain expenses born by the Fund are relatively fixed and do not decrease as assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Unitholders subsequent to the date of this Offer.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Unitholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Units pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Unitholder: (a) results in a “complete termination” of the Unitholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Unitholder, or (c) is “not essentially equivalent to a dividend” with respect to the Unitholder. In determining whether any of these tests has been met, Units actually owned, as well as Units considered to be owned by the Unitholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Unitholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Units purchased in the Offer and the Unitholder's adjusted basis in such Units. If such Units are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Unitholder who sells Units pursuant to the Offer will be taxable to the Unitholder as a “dividend” to the extent of such Unitholder's allocable Unit of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Unitholder's allocable Unit of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Unitholder's adjusted basis in its Units), and any amounts in excess of the Unitholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Units tendered to the Fund will be transferred to any remaining Units held by such Unitholder. In addition, if a tender of Units is treated as a “dividend” to a tendering Unitholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Unitholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Unitholders. Any payments (including any constructive dividends) to a tendering Unitholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Units in connection with a trade or business conducted in the United States (a “Foreign Unitholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Unitholder who realizes a capital gain on a tender of Units will not be subject to U.S. federal income tax on such gain, unless the Unitholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Unitholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Certain Foreign Unitholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Unitholder that is an individual (or certain other non-corporate persons) if the unitholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Unitholder's U.S. federal income tax liability. A Foreign Unitholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Units only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange.

(a)(2) Not applicable.

(b) The Offer is open to all Unitholders of the Fund. To the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any executive officer, Trustee or other affiliate of the Fund pursuant to the Offer. Any Units to be purchased from any Trustee, officer or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

A copy of: (1) Cover Letter to Offer to Purchase and Letter of Transmittal; (2) Offer to Purchase; (3) Form of Letter of Transmittal; (4) Form of Notice of Withdrawal of Tender; (5) Form of Letter from the Fund to Unitholders that will be sent in connection with the Fund’s acceptance of tenders of Units; and (6) Form of Note, are attached hereto as Exhibits A,B,C,D,E, and F, respectively.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Prospectus and the Subscription Agreement executed by each Unitholder, each of which were provided to each Unitholder prior to subscribing for Units, provide that the Board has the discretion to determine whether the Fund will purchase Units from Unitholders from time to time pursuant to written tenders. The Prospectus also states that the Board expects that tender offers, if authorized, will be made no more frequently than quarterly and will typically have a valuation date as of March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the last business day of such calendar quarter). Unitholders who tender Units in a tender offer may not have all of the tendered Units purchased by the Fund. If a tender offer is oversubscribed, the Fund generally will only purchase a pro rata portion of the amount tendered by each Unitholder. Because there is no secondary trading market for Units and transfers of Units are only permitted under limited circumstances, the Board has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interests of Unitholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser, a Sub-Adviser, a Trustee or any person controlling the Fund, the Adviser, or a Sub-Adviser; and (b) any other person, with respect to the Units.

The Fund previously offered to purchase Units from Unitholders pursuant to a written tender filed on March 2, 2020. 271,921.67 Units were tendered pursuant to the offer, with 27,192.167 Units accepted for repurchase.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Unitholders that hold Units, as contemplated by and in accordance with the procedures set out in the Prospectus and Trust Instrument.

(b) Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the Prospectus and Trust Instrument.

(c) The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s investment adviser, a Fund sub-adviser, or members of the Board, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s Investment Advisory Agreement with the Adviser or the Fund’s Sub-Advisory Agreements with a sub-adviser; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units from time to time in the discretion of the Board), or the disposition of Units (other than through periodic tender offer to purchase as described in Item 5 above, including the Offer); or (vii) any changes in the Trust Instrument or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Because the Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed ten percent (10%) of the Fund’s net asset value as of the Valuation Date, will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (iii) possible borrowings as describe in paragraph (b) below.

(b) Neither the Fund, nor the Board, has authorized borrowing to purchase Units tendered in connection with the Offer. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Unitholders; and (ii) from a liquidation of a portion of the Fund’s portfolio assets.

(d) See ITEM 7(b).

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of April 1, 2020, the following Trustees and officers of the Fund and persons controlling the Fund held (or had interest in) the below referenced Units:

Name	Relationship to Fund	Units Held	% of Outstanding Units
Gary W. Gould	Trustee, Principal Executive Officer and Chief Executive Officer	1,269.768	0.47%

Name	Relationship to Fund	Units Held	% of Outstanding Units
Corporate Consulting Group Profit Sharing Plan	Unitholder; Affiliate of Mr. Gould and the Adviser[1]	1,538.89	0.57%
H.A. & Mary K. Chapman Charitable Trust	Unitholder	74,889.406	27.54%
Vernon Investment Fund LLC A Vernon Investment Fund LLC B Capital Management Corporation Employee Profit Sharing Plan[2]	Unitholders	184,779.356[3]	67.95%

As of April 1, 2020, the Fund did not own any Units. Further, other than as set forth above, the Fund is not aware of any interests in Units maintained by the Adviser, any Sub-Adviser or their respective affiliates (as that term is defined in 1940 Act) or any affiliates of H.A. & Mary K. Chapman Charitable Trust or any affiliates of Vernon Investment Fund, LLC A, Vernon Investment Fund, LLC B and Capital Management Corporation Employee Profit Sharing Plan.

(b) The Fund issues and repurchases units in the ordinary course of business. Otherwise, there have been no transactions known to the Fund involving Units that were effected during the past 60 days by the Fund, the Adviser, any Trustee, any Officer or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations on July 1, 2013. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Unitholders pursuant to Rule 30e-1 under the 1940 Act and filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 30b2-1 under the 1940 Act, which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the semi-annual fiscal period ended February 29, 2020 previously filed via EDGAR on Form N-CSR on May 5, 2018.

Audited financial statements for the fiscal year ended August 31, 2019 previously filed via EDGAR on Form N-CSR on November 4, 2019;

Unaudited financial statements for the semi-annual fiscal period ended February 28, 2019 previously filed via EDGAR on Form N-CSR on May 6, 2019; and

Audited financial statements for the fiscal year ended August 31, 2018 previously filed via EDGAR on Form N-CSR on November 9, 2018.

[1]	Mr. Gould is the sole principal of Corporate Consulting Group. As principal, Mr. Gould has an interest in the Units held by the Plan.
[2]	Capital Management Corporation Employee Profit Sharing Plan is an affiliate of Vernon Investment Fund, LLC A and Vernon Investment Fund, LLC B.
[3]	Vernon Investment Fund, LLC A owns 87,799.205 Units (29.33%) and Vernon Investment Fund LLC B owns 59,486.743 Units (19.87%)

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Net asset value per Unit $84.48 (March 31, 2020).

(b) The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1)	None.
(2)	None.
(3)	Not applicable.
(4)	Not applicable.
(5)	None.

(b)	None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.
C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from Fund to Unitholders in connection with Fund’s acceptance of tenders of Units.

F.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FSI LOW BETA ABSOLUTE RETURN FUND
	By:	/s/ Gary W. Gould
		Name:	Gary W. Gould
		Title:	President, Principal Executive Officer

June 1, 2020

EXHIBIT INDEX

EXHIBITS

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	The Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from Fund to Unitholders in connection with Fund’s acceptance of tenders of Units.
F.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units.